O’Neill Law Group PLLC	435 Martin Street, Suite 1010
Blaine, WA 98230

Stephen F.X. O’Neill*	Telephone:	360-332-3300
Christian I. Cu**	Facsimile:	360-332-2291
Conrad Y. Nest*	E-mail:	cyn@stockslaw.com

File #4395/07

May 16, 2007

VIA EDGAR

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549

Attention: John Cannarella

Dear Sirs:

RE:	KIRKLAND LAKE GOLD INC. (the “Company”)
	-	SEC File Number 000-49919
	-	Form 20-F for the Fiscal Year Ended April 30, 2006 (the “2006 Form 20-F”)
	-	Filed on September 19, 2006;
	-	Response letter April, 19, 2007, Response letter May 1, 2007

We write on behalf of the Company in response to your comment letter dated May 10, 2007 regarding the 2006 Form 20-F (the “Comment Letter”). Further to our letters of April 19, 2007 and May 1, 2007, we provide below the Company’s responses to the Comment Letter. Our responses herein are based on the factual information provided to us by the Company.

Form 20-F for the Fiscal Year Ended April 30, 2006

ENGINEERING COMMENTS

GENERAL

1.	WE NOTE YOUR RESPONSE TO PRIOR COMMENTS FOUR AND FIVE OF OUR LETTER DATED MARCH 6, 2007AND IT APPEARS THAT YOU HAVE NOT REVISED YOUR WEBSITE AS INDICATED.WE REISSUE PRIOR COMMENTS NUMBERED FOUR AND FIVE.

The Company has amended its website to incorporate the disclaimers requested in comments 4 and 5 of the Securities and Exchange Commission’s March 6, 2007 comment letter to the Company.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

"Conrad Y. Nest"

CONRAD Y. NEST

Enclosures
cc:	Kirkland Lake Gold Inc.
Attn: Brian A. Hinchcliffe, President and Chief Executive Officer

Canadian Affiliate:	O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars

KIRKLAND LAKE GOLD INC.
Suite 300-570 Granville St.,
Vancouver, British Columbia Canada V6C 3P1
Telephone: 705-567-5208

May 16, 2007

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
Mailstop 7010
100 F Street, N.W.
Washington, DC 20549

Attention: John Cannarella,

Dear Sir:

Re:	Kirkland Lake Gold Inc. (the “Company”)
-	SEC File Number 000-49919
-	Form 20-F for the Fiscal Year Ended April 30, 2006 (the “2006 Form 20-F”)
-	Filed on September 19, 2006;
-	SEC Comment Letters dated May 10, 2007 and March 6, 2007 (the “Comment Letters”)

In connection with the Comment Letters, the Company acknowledges to the Securities and Exchange Commission (the “Commission”) that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

KIRKLAND LAKE GOLD INC.

/s/ Brian A. Hinchcliffe

_____________________________
BRIAN A. HINCHCLIFFE
Chief Executive Officer and President